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FEB 29 2016

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8-53236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portales Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 MADISON AVENUE SUITE 536

(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Peabody 212-414-4860

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP

(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I Charles Peabody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Portales Partners, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MATTHEW A GREELEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GR6181397
Qualified In Nassau County
My Commission Expires March 06, 2016

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Portales Partners, LLC

Statement of Financial Condition

Year Ended December 31, 2015

Portales Partners, LLC
Contents
Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Member of
Portales Partners, LLC

We have audited the accompanying statement of financial condition of Portales Partners, LLC as of December 31, 2015. This financial statement is the responsibility of Portales Partners, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurancc about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Portales Partners, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Weiser Mazars LLP

February 25, 2016

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.WEISERMAZARS.COM

Portales Partners, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	543,050
Accounts receivable		92,302
Due from clearing broker		226,442
Fixed assets, net of accumulated depreciation of $311,622		70,216
Due from employees		9,167
Prepaid expenses		53,903
Other assets		45,373
Total assets	$	1,040,453
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other payables	$	200,086
Deferred income		29,733
Total liabilities		229,819
Member's Equity		810,634
Total liabilities and member's equity	$	1,040,453

The accompanying notes are an integral part of these financial statement.

1. Organization and Nature of Business

Portales Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was organized in New York and commenced brokerage operations on August 5, 2001.

The Company provides research services, mainly relating to the financial services industry and insurance industry sectors, to various institutional investors or money managers. These research services are paid for either in cash or through a certain volume of trade on which the Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the rule.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of the purchase to be cash equivalents.

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts. At December 31, 2015, the company had $57,075.of cash in excess of federally insured limits.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation except, certain artwork. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful lives for computer and equipment and furniture and fixtures range from five to seven years. The estimated useful life for leasehold improvements is the remaining term of the Company's lease or the life of the improvement, whichever is shorter.

Expenditures for maintenance, repairs, and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold, or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition

Commissions earned through securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Income from research activities is recorded when research services are delivered. As of December 31, 2015 the Company has received $29,733 of deferred revenue.

2. Summary of Significant Accounting Policies (continued)

Deferred Revenue
As of December 31, 2015 the Company has received $29,733 of deferred revenue which consists of rental income and income earned $18,400 and $11,333, respectively.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
The Company is a single member limited liability company and, therefore, is classified as a disregarded entity for income tax purposes. As such, there is no provision for federal and state income taxes as the net income of the Company is included in the income tax returns of the sole member.

Management believes that the Company does not have any uncertain tax positions as of December 31, 2015.

3. Accounts Receivable

The Company historically has not incurred any significant bad debt expense and, accordingly, has determined an allowance for uncollectible accounts is not required.

4. Due from Employees

The Company may occasionally advance employees' money. Advances to employees are non-interest bearing.

5. Clearing Agreement

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2015, the Company has a receivable of $226,442 from the clearing broker including a deposit of $109,362.

6. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2015, is as follows:

Computer and equipment	$ 35,914
Leasehold improvements	290,432
Investment in artwork	55,492
	381,838
Less accumulated depreciation	(311,622)
	$ 70,216

7. Commitments

During 2014, the Company renewed it lease agreement for office space for three year period, which expiring on September 30, 2017. The lease provides for real estate taxes and operating expense escalations using the base year as specified in the lease. During 2015, the Company subleased this office space and is receiving $18,400 per month.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2015 are as follows:

Year Ending December 31,	Amount
2016	$ 166,036
2017	127,308
	$ 293,344

8. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

9. Profit Sharing Plan

The Company adopted a non-qualified non-contributory profit sharing plan on January 1, 2002. All full-time employees can participate in the plan after meeting certain eligibility requirements including at least one year of service with the Company.

10. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Rule requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 times the net capital. At December 31, 2015, the Company had net capital of $532,967 which exceeded the regulatory requirement by $517,646. At December 31, 2015, the ratio of aggregate indebtedness to net capital schedule is 0.43 to 1.